 Exhibit 99.1

Colliers

COLLIERS INTERNATIONAL GROUP INC.

Interim Consolidated Financial Statements

(unaudited)

First Quarter | March 31, 2025

Accelerating success.

Colliers International Group Inc.

Consolidated Statements of Earnings (Loss)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months
	ended March 31
	2025	2024
Revenues (note 18)	$1,141,170	$1,001,980
Cost of revenues (exclusive of depreciation and amortization shown below)	688,490	606,245
Selling, general and administrative expenses	348,293	299,960
Depreciation	18,647	15,422
Amortization of intangible assets	44,755	35,086
Acquisition-related items (note 6)	9,381	1,940
Operating earnings	31,604	43,327

Interest expense, net	22,548	19,872
Equity earnings from non-consolidated investments	(3,734)	(436)
Other income	(840)	(215)
Earnings before income tax	13,630	24,106
Income tax expense (note 15)	4,712	9,970
Net earnings	8,918	14,136

Non-controlling interest share of earnings	5,729	8,921
Non-controlling interest redemption increment (note 12)	7,448	(7,442)

Net earnings (loss) attributable to Company	$(4,259)	$12,657

Net earnings (loss) per common share (note 13)
Basic	$(0.08)	$0.26
Diluted	$(0.08)	$0.26

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Comprehensive Earnings

(Unaudited)

(in thousands of US dollars)

	Three months
	ended March 31
	2025	2024
Net earnings	$8,918	$14,136
Other comprehensive earnings (loss), net of tax:
Change in foreign currency translation	4,888	(7,429)
Unrealized gain (loss) on financial derivatives	(2,657)	7,070
Unrealized gain on available for sale securities	99	-
Pension liability adjustments	(101)	-
Total other comprehensive gain (loss), net of tax	2,229	(359)
Comprehensive earnings	11,147	13,777
Less: Comprehensive earnings attributable to non-controlling interests	4,422	8,264
Comprehensive earnings attributable to Company	$6,725	$5,513
The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Balance Sheets

(Unaudited)

(in thousands of US dollars)

	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$186,319	$176,257
Restricted cash	54,942	41,724
Accounts receivable, net of allowance of $32,652 (December 31, 2024 - $34,865)	673,400	735,546
Contract assets (note 18)	150,400	134,402
Mortgage warehouse receivables (note 16)	87,997	77,559
Income tax recoverable	17,812	13,155
Prepaid expenses and other current assets (note 16)	295,774	309,962
Warehouse fund assets (note 5)	121,191	110,779
	1,587,835	1,599,384
Other receivables	9,402	11,602
Contract assets (note 18)	24,893	22,400
Other assets	195,608	186,297
Warehouse fund assets (note 5)	98,455	94,334
Fixed assets	229,124	227,311
Operating lease right-of-use assets	402,007	398,507
Deferred tax assets, net	82,439	79,258
Intangible assets (note 7)	1,154,173	1,183,586
Goodwill	2,328,568	2,297,938
	4,524,669	4,501,233
	$6,112,504	$6,100,617
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$467,560	$494,601
Accrued compensation	497,693	646,004
Income tax payable	13,602	15,297
Contract liabilities (note 18)	68,360	63,459
Long-term debt - current (note 8)	9,365	6,061
Contingent acquisition consideration - current (note 16)	28,229	30,683
Mortgage warehouse credit facilities (note 9)	81,226	72,642
Operating lease liabilities	102,083	92,950
Liabilities related to warehouse fund assets (note 5)	83,539	86,344
	1,351,657	1,508,041
Long-term debt (note 8)	1,657,459	1,502,414
Contingent acquisition consideration (note 16)	6,167	6,012
Operating lease liabilities	379,242	383,921
Other liabilities	123,954	129,467
Deferred tax liabilities, net	74,036	78,459
Liabilities related to warehouse fund assets (note 5)	21,789	14,103
	2,262,647	2,114,376
Redeemable non-controlling interests (note 12)	1,156,652	1,152,618
Shareholders' equity
Common shares	1,473,708	1,472,218
Contributed surplus	148,195	140,451
Deficit	(190,532)	(186,273)
Accumulated other comprehensive loss	(90,549)	(101,533)
Total Company shareholders' equity	1,340,822	1,324,863
Non-controlling interests	726	719
Total shareholders' equity	1,341,548	1,325,582
	$6,112,504	$6,100,617
Commitments and contingencies and subsequent events (note 17 and note 20)
The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Shareholders' Equity

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2024	50,610,676	$1,472,218	$140,451	$(186,273)	$(101,533)	$719	$1,325,582
Net earnings	-	-	-	8,918	-	-	8,918
Pension liability adjustment,
net of tax	-	-	-	-	(101)	-	(101)
Unrealized gain on investments	-	-	-	-	99	-	99
Foreign currency translation gain	-	-	-	-	4,888	-	4,888
Unrealized loss on financial
derivatives, net of tax	-	-	-	-	(2,657)	-	(2,657)
Other comprehensive earnings
attributable to NCI	-	-	-	-	8,755	42	8,797
NCI share of earnings	-	-	-	(5,729)	-	(35)	(5,764)
NCI redemption increment (note 12)	-	-	-	(7,448)	-	-	(7,448)
Subordinate Voting Shares:
Stock option expense (note 14)	-	-	8,085	-	-	-	8,085
Stock options exercised (note 14)	12,850	1,490	(341)	-	-	-	1,149
Balance, March 31, 2025	50,623,526	$1,473,708	$148,195	$(190,532)	$(90,549)	$726	$1,341,548

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2023	47,549,376	$1,127,034	$123,394	$(332,866)	$(69,571)	$2,499	$850,490
Net earnings	-	-	-	14,136	-	-	14,136
Foreign currency translation loss	-	-	-	-	(7,429)	-	(7,429)
Unrealized loss on financial
derivatives, net of tax	-	-	-	-	7,070	-	7,070
Other comprehensive earnings
attributable to NCI	-	-	-	-	(6,785)	50	(6,735)
NCI share of earnings	-	-	-	(8,921)	-	308	(8,613)
NCI redemption increment (note 12)	-	-	-	7,442	-	-	7,442
Subordinate Voting Shares:
Stock option expense	-	-	6,688	-	-	-	6,688
Stock options exercised	202,500	18,127	(3,998)	-	-	-	14,129
Issuance of Subordinate
Voting Shares	2,479,500	286,924	-	-	-	-	286,924
Balance, March 31, 2024	50,231,376	$1,432,085	$126,084	$(320,209)	$(76,715)	$2,857	$1,164,102

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of US dollars)

	Three months
	ended March 31
	2025	2024

Cash provided by (used in)

Operating activities
Net earnings	$8,918	$14,136

Items not affecting cash:
Depreciation and amortization	63,402	50,508
Gains attributable to mortgage servicing rights	(4,039)	(1,315)
Gains attributable to the fair value of mortgage
premiums and origination fees	(4,569)	(2,199)
Deferred tax	(9,184)	(3,989)
Equity earnings from non-consolidated investments	(3,734)	(436)
Stock option expense (note 14)	6,652	6,688
Amortization of advisor loans	10,782	10,898
Contingent consideration (note 6)	1,688	(3,668)
Other	3,961	(20)
Increase in accounts receivable, prepaid expenses and other assets	30,274	4,641
Decrease in accounts payable, accrued expenses and other liabilities	(38,392)	(46,642)
Decrease in accrued compensation	(152,477)	(146,932)
Contingent acquisition consideration paid	(2,268)	(2,738)
Proceeds received on sale of mortgage loans	183,086	299,401
Principal funded on originated mortgage loans	(188,185)	(148,526)
Increase (decrease) in mortgage warehouse credit facilities	8,584	(147,377)
Sales to AR Facility, net (note 10)	1,025	(20,045)
Net cash used in operating activities	(84,476)	(137,615)
Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(9,485)	-
Purchases of fixed assets	(14,654)	(16,873)
Advisor loans issued	(27,984)	(16,388)
Purchases of warehouse fund assets	(10,813)	(36,426)
Proceeds from disposal of warehouse fund assets	-	4,944
Equity co-investment contributions, net (note 11)	(1,682)	(454)
Collections of AR facility deferred purchase price (note 10)	48,421	33,918
Other investing activities	6,371	(18,573)
Net cash used in investing activities	(9,826)	(49,852)
Financing activities
Increase in long-term debt	398,725	326,675
Repayment of long-term debt	(256,817)	(431,727)
Issuance of subordinate voting shares (note 13)	-	286,924
Purchases of non-controlling interests' subsidiary shares, net	(5,303)	(2,654)
Contingent acquisition consideration paid	(2,262)	-
Proceeds received on exercise of stock options	1,149	14,129
Dividends paid to common shareholders	(7,592)	(7,132)
Distributions paid to non-controlling interests	(8,458)	(10,306)
Other financing activities	(64)	-
Net cash provided by financing activities	119,378	175,909
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,796)	(2,060)

Colliers International Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of US dollars)

	Three months
	ended March 31
	2025	2024

Net change in cash, cash equivalents and restricted cash	23,280	(13,618)
Cash, cash equivalents and restricted cash, beginning of period	217,981	219,075
Cash, cash equivalents and restricted cash, end of period	$241,261	$205,457
The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Notes to Consolidated Financial Statements

(unaudited)

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate professional services and investment management to corporate and institutional clients in 35 countries around the world (70 countries including affiliates and franchisees). Operationally, Colliers is organized into three distinct segments: Real Estate Services, Engineering and Investment Management (“IM”).

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements. These Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted in Note 3. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at March 31, 2025 and the results of operations and its cash flows for the three months ended March 31, 2025 and 2024. All such adjustments are of a normal recurring nature. The results of operations for the three months ended March 31, 2025, are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

3.	Impact of recently issued accounting standards

Recently issued accounting guidance, not yet adopted

Improvements to Income Tax Disclosures

In December 2023, FASB issued ASU No. 2023-09 Improvements to Income Tax Disclosures. The amendments in this update encourage transparency in income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. The amendments are effective for annual periods beginning after December 15, 2024 with early adoption permitted and should be applied on a prospective basis, however, retrospective application is permitted. The Company is currently assessing the impacts of this ASU on its annual disclosures.

Reporting Comprehensive Income – Expense Disaggregation Disclosures

In November 2024, FASB issued ASU No. 2024-03 Expense Disaggregation Disclosures and in January 2025 FASB issued ASU No. 2025-01 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) Clarifying the Effective Date. The amendments in this Update aims to improve disclosures for commonly presented expense captions (such as cost of sales, selling, general and administrative expenses and research and development). The amendments are effective for annual periods beginning after December 15, 2026 with early adoption permitted that must be applied on a prospective basis, however, retrospective application is allowed. The Company is currently assessing the impacts of this ASU on its disclosures.

4.	Acquisitions

In March 2025, the Company acquired a controlling interest in Ethos Urban Pty Ltd., and engineering firm in Australia. The acquisition date fair values of consideration transferred consisted of $9,485 in cash (net of cash acquired of $2,164). The Company acquired $401 of net liabilities, excluding cash, and recognized goodwill of $8,299 and intangible assets of $6,384. The Company also recognized redeemable non-controlling interest of $4,797 on the consolidated balance sheets.

As of March 31, 2025, the Company has not completed its analysis to assign fair values to all identifiable tangible and intangible assets acquired in relation to MG2 Corporation acquired in the fourth quarter of 2024 and Ethos Urban Pty Ltd. and, therefore, the purchase price allocations for the acquired business are provisional and subject to change within the respective measurement period which will not extend beyond one year from the acquisition date.

During the period ended March 31, 2025, the Company made no significant adjustments to the purchase consideration for acquisitions completed in 2024.

The purchase price allocation of acquisitions result in the recognition of goodwill. The primary factors contributing to goodwill acquired in the three months ended March 31, 2025 are assembled workforces, synergies with existing operations and future growth prospects. Specifically, the synergies in the Company’s acquisitions primarily relate to diversifying the Company’s client base and service offerings, cross-sell opportunities, increasing market share, and geographic expansion. Future growth prospects in the acquired businesses are consistent with long-term growth trends in engineering and project management businesses. For acquisitions completed during the three months ended March 31, 2025, goodwill in the amount of $nil is deductible for income tax purposes.

2024 acquisitions

The Company did not acquire any businesses during the three months ended March 31, 2024.

Contingent acquisition consideration

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2025, was $34,396 (December 31, 2024 - $36,695). See note 16 for discussion on the fair value of contingent consideration. Contingent consideration where the seller is required to remain employed to be entitled to payment is considered to have a compensatory element and is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at March 31, 2025, was $44,772 (December 31, 2024 - $44,280). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the likelihood of achieving specified earnings levels over the contingency period, and ranges from an estimated $132,000 to $340,458, relative to a maximum contractual amount of $340,458. These contingencies will expire during the period extending to March 2029.

5.	Warehouse fund assets

There was no significant impact on net earnings related to warehouse fund assets in the three months ended March 31, 2025, or 2024.

The following table summarizes the warehouse fund assets:

	March 31	December 31,
	2025	2024
Warehouse fund assets
Warehouse fund assets	$121,191	$110,779
Warehouse fund assets - non-current	$98,455	$94,334
Total warehouse fund assets	$219,646	$205,113
Liabilities related to warehouse fund assets
Liabilities related to warehouse fund assets	$83,539	$86,344
Liabilities related to warehouse fund assets - non-current	$21,789	$14,103
Total liabilities related to warehouse fund assets	$105,328	$100,447
Net warehouse fund assets	$114,318	$104,666

6.	Acquisition-related items

	Three months ended
	March 31
	2025	2024
Transaction costs	$7,694	$5,608
Contingent consideration fair value adjustments (note 16)	597	(3,253)
Contingent consideration compensation expense / (recovery) (note 4)	1,090	(415)
	$9,381	$1,940

7.	Intangible assets

The following table summarizes the gross carrying value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

	Gross
	carrying	Accumulated
March 31, 2025	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,287	-	23,287
	$52,487	$-	$52,487
Finite life intangible assets:
Customer lists and relationships	$897,022	$278,760	$618,262
Investment management contracts	528,020	179,373	348,647
Mortgage servicing rights ("MSRs")	211,064	105,816	105,248
Trademarks and trade names	28,977	9,994	18,983
Management contracts and other	15,283	9,971	5,312
Backlog	23,324	18,090	5,234
	$1,703,690	$602,004	$1,101,686
	$1,756,177	$602,004	$1,154,173

	Gross
	carrying	Accumulated
December 31, 2024	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,140	-	23,140
	$52,340	$-	$52,340
Finite life intangible assets:
Customer lists and relationships	$882,336	$255,651	$626,685
Investment management contracts	525,661	167,806	357,855
Mortgage servicing rights ("MSRs")	207,990	101,562	106,428
Trademarks and trade names	28,947	8,898	20,049
Management contracts and other	15,210	9,201	6,009
Backlog	26,665	12,445	14,220
	$1,686,809	$555,563	$1,131,246
	$1,739,149	$555,563	$1,183,586

The MSR assets are evaluated quarterly for impairment by stratifying the servicing portfolio according to predominant risk characteristics, primarily investor type and interest rate. An impairment is recorded if the carrying value of an individual stratum exceeds its estimated fair value. There was no impairment recorded for the three months ended March 31, 2025, or 2024.

The following table summarizes activity related to the Company’s mortgage servicing rights for the three months ended March 31, 2025:

2025
Balance, January 1	$106,428
Additions, following the sale of loan	3,074
Amortization	(3,545)
Prepayments and write-offs	(709)
Balance, March 31	$105,248

The following is the estimated future expense for amortization of the finite life intangible assets for each of the next five years and thereafter:

For the year ended December 31,	MSRs	Other Intangibles	Total
2025 (remaining nine months)	$10,513	$86,424	$96,937
2026	12,798	120,648	133,446
2027	11,942	108,888	120,830
2028	11,011	106,227	117,238
2029	9,878	101,931	111,809
Thereafter	49,106	472,320	521,426
	$105,248	$996,438	$1,101,686

8.	Long-term debt

On November 29, 2024 the Company amended and extended the multi-currency, sustainability-linked senior unsecured revolving credit facility (the “Revolving Credit Facility”). The Company increased the Revolving Credit Facility from $1,750,000 to $2,250,000 and extended for a 5-year term maturing November 29, 2029. The Revolving Credit Facility bears interest at an applicable margin of 1.125% to 2.5% over floating reference rates, depending on financial leverage ratios. The applicable margin may be adjusted, annually, plus or minus 0.05% subject to achieving certain sustainability metrics. For the three months ended March 31, 2025, the weighted average interest rate on borrowings under the Revolving Credit Facility was 6.3% (2024 – 7.0%). The Revolving Credit Facility had $1,095,434 of available undrawn credit as at March 31, 2025 ($1,235,898 as at December 31, 2024). As at March 31, 2025, letters of credit in the amount of $18,709 were outstanding against the Revolving Credit Facility ($18,582 as at December 31, 2024). The Revolving Credit Facility requires a commitment fee of 0.11% to 0.35% of the unused portion, depending on financial leverage ratios.

The Company has outstanding senior unsecured notes with a carrying value of $510,434. A summary of the unsecured senior notes is provided in the table below:

		Maturity	Carrying	Interest
	Term	Date	Value	Rate
Senior Notes due 2028 - €210,000	10-year	May 30, 2028	$226,294	2.23%
Senior Notes due 2031 - €125,000	10-year	October 7, 2031	134,667	1.52%
Senior Notes due 2031 - $150,000	10-year	October 7, 2031	149,473	3.02%
			$510,434

The Senior Notes due 2028 and the Senior Notes due 2031 are each held by a group of institutional investors.

The Revolving Credit Facility, Senior Notes due 2028, and Senior Notes due 2031 rank equally in terms of seniority and have similar financial covenants, including leverage and interest coverage. The Company was in compliance with all covenants as of March 31, 2025. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.	Mortgage warehouse credit facilities

The following table summarizes the Company’s mortgage warehouse credit facilities:

		March 31, 2025		December 31, 2024
	Current	Maximum	Carrying	Maximum	Carrying
	Maturity	Capacity	Value	Capacity	Value
Facility A - SOFR plus 1.40%	October 16, 2025	$275,000	$81,226	$275,000	$72,642
Facility B - SOFR plus 1.45% [1]	On demand	125,000	-	125,000	-
		$400,000	$81,226	$400,000	$72,642

(1) SOFR in Facility B has a floor of 0.25%

Colliers Mortgage LLC (“Colliers Mortgage”) has warehouse credit facilities which are used exclusively for the purpose of funding warehouse mortgages receivable. The mortgage warehouse credit facilities are recourse only to Colliers Mortgage, are revolving and are secured by warehouse mortgages financed on the facilities.

10.	AR Facility

In 2019, the Company entered into a structured accounts receivable facility (the “AR Facility”). Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities in turn sell the Receivables to a third-party financial institution (the “Purchaser”).

On June 26, 2024, the Company renewed its AR Facility with two third-party financial institutions, with a term extending to December 29, 2025 and a capacity of $200,000. As of March 31, 2025, the Company’s draw under the AR Facility was $199,933.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its wholly owned special purpose entities. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for changes in the obligation at each reporting date. As of March 31, 2025, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. As at March 31, 2025, the DPP was $93,762 (December 31, 2024 - $126,082) and was included in Prepaid expenses and other current assets on the Consolidated Balance Sheets. For the three months ended March 31, 2025, Receivables sold under the AR Facility were $440,490 and cash collections from customers on Receivables sold were $473,903, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of March 31, 2025, the outstanding principal on trade accounts receivable, net of expected credit losses, sold under the AR Facility was $202,713; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $126,479. See note 16 for fair value information on the DPP.

For the three months ended March 31, 2025, the Company recognized a gain related to Receivables sold of $14 (2024 - $5 loss) that was recorded in other income in the consolidated statement of earnings. The fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the three months ended March 31, 2025, were $16,064.

11.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of advisory fee arrangements and equity co-investments (typically 1%-2%). Equity co-investments are included in Other non-current assets on the consolidated balance sheets.

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	March 31,	December 31,
	2025	2024
Non-consolidated investments	$50,702	$47,881
Co-investment commitments	30,318	31,893
Maximum exposure to loss	$81,020	$79,774

12.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2025
Balance, January 1	$1,152,618
RNCI share of earnings	5,764
RNCI redemption increment	7,448
Distributions paid to RNCI	(8,710)
Purchase of interests from RNCI	(5,459)
Sale of interests to RNCI	194
RNCI recognized on business acquisitions	4,797
Balance, March 31	$1,156,652

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of March 31, 2025, was $959,039 (December 31, 2024 - $958,558). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at March 31, 2025, approximately 7,700,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

13.	Net earnings per common share

The stock options were anti-dilutive for the three months ended March 31, 2025 and dilutive for the three months ended March 31, 2024.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended
	March 31
(in thousands)	2025	2024
Net earnings (loss) attributable to Company	$(4,259)	$12,657

Weighted average common shares - Basic	50,615	48,498
Exercise of stock options	-	347
Weighted average common shares - Diluted	50,615	48,845

On February 28, 2024, the Company issued 2,479,500 Subordinate Voting Shares for gross proceeds of $300,019. The total proceeds, net of commissions and fees, were recorded in common shares. The net proceeds were used to repay balances outstanding on the Revolving Credit Facility.

14.	Stock-based compensation

Corporate Stock Option Plan

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at March 31, 2025, there were 949,700 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

Stock option activity for the three months ended March 31, 2025 was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options -
December 31, 2024	3,311,800	$116.37
Granted	1,250	135.28
Exercised	(12,850)	89.40
Shares issuable under options -
March 31, 2025	3,300,200	$116.49	2.9	$47,235
Options exercisable - March 31, 2025	964,025	$93.23	2.0	$27,059

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2025 was $8,085 (2024 - $6,688). As of March 31, 2025, there was $52,943 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the three months ended March 31, 2025, the fair value of options vested was $270 (2024 - $283).

Performance Stock Units (“PSUs”)

On October 1, 2024, Colliers extended the existing management service agreement with its Chairman and Chief Executive Officer, Jay S. Hennick, to January 1, 2029. In connection with this extension, a performance-based long term incentive plan was created. Under this arrangement, Mr. Hennick was granted a total of 428,174 cash-settled PSUs that are subject to the satisfaction of certain performance-based vesting conditions during the period ending January 1, 2029. To the extent incentives are earned, the Company will be obligated to make a one-time cash payment equal to the number of vested PSUs multiplied by the twenty-day volume-weighted average trading price of the Subordinate Voting Shares at such time. The performance units cannot be share settled and do not give Mr. Hennick any rights as a shareholder.

The Company recorded a stock-based compensation recovery related to the PSUs of $1,433 during the three months ended March 31, 2025. As at March 31, 2025, the estimated fair value of the PSUs is $30,170 and there is approximately $18,165 of total estimated unrecognized compensation expense related to the arrangement which are expected to be expensed over the next four years. As at March 31, 2025, the performance vesting criteria related to 107,043 PSUs has been satisfied. The PSU plan is a liability classified stock-based compensation plan and as at March 31, 2025, $12,005 is reported in Other liabilities on the Company’s consolidated balance sheets.

15.	Income tax

Income tax expense for the three months ended March 31, 2025, reflected an effective tax rate of 34.6% (2024 - 41.4%). The tax rates of both the current period and prior period were impacted by valuation allowances on losses incurred by certain subsidiaries and permanent non-deductible expenses.

16.	Financial instruments

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2025:

	Level 1	Level 2	Level 3
Assets
Equity securities	$11,420	$9	$-
Debt securities	14,323	22,189	-
Mortgage derivative assets	-	-	3,194
Mortgage warehouse receivables	-	87,997	-
Interest rate swap assets	-	7,909	-
Deferred Purchase Price on AR Facility	-	-	93,762
Total assets	$25,743	$118,104	$96,956

Liabilities
Contingent consideration liabilities	-	-	34,396
Total liabilities	$-	$-	$34,396

Equity securities, debt securities, mortgage derivative assets, interest rate swap assets and the deferred purchase price on the AR Facility were included in prepaid expenses and other current assets on the consolidated balance sheets. Other than the assets and liabilities acquired in relation to business combinations (see note 4), there were no significant non-recurring fair value measurements recorded during the three months ended March 31, 2025.

Debt and equity securities

The Company records debt and equity securities at fair value on the consolidated balance sheets. These financial instruments are valued based on observable market data that may include quoted market prices, dealer quotes, market spreads, cash flows, the US Treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments’ terms and conditions and are classified as Level 2 of the fair value hierarchy.

Certain investments in equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the consolidated statements of earnings.

Mortgage-related derivatives

Interest rate lock commitments and forward sale commitments are derivative instruments which use a discounted cash flow model and consider observable market data in determining their fair values, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans. The Company also considers the impact of unobservable inputs related to counterparty non-performance risk when measuring the fair value of these derivatives. Therefore, these mortgage-related derivatives are categorized as Level 3. The mortgage-related derivative assets and liabilities are included in Prepaid expenses and other current assets and Accounts payable and accrued expenses, respectively, on the consolidated balance sheets.

Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sale commitments and the Company’s historical experience, management does not believe the risk of non-performance is significant. An increase in counterparty non-performance risk assumptions would result in a lower fair value measurement.

Changes in the fair value of the net mortgage derivative assets and liabilities comprise the following:

2025
Balance, January 1	$3,329
Settlements	(8,463)
Realized gains recorded in earnings	5,134
Unrealized gains recorded in earnings	3,194
Balance, March 31	$3,194

Mortgage warehouse receivables

Mortgage warehouse receivables represent mortgage loans originated by the Company with commitments to sell to third party investors. Principal funded on mortgage loans plus gains attributable to the fair value of mortgage premiums and origination fees increase mortgage warehouse receivables and proceeds received from the sale of mortgage loans to third party investors reduce mortgage warehouse receivables. As at March 31, 2025, all warehouse facility liabilities are supported by mortgage warehouse receivables which are under commitment to be purchased by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of the inputs are readily observable.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 5.0% to 7.0% depending upon the aging of the Receivables. See note 10 for information on the AR Facility.

Changes in the fair value of the DPP comprises the following:

2025
Balance, January 1	$126,082
Additions to DPP	16,064
Collections on DPP	(48,421)
Fair value adjustment	14
Foreign exchange and other	23
Balance, March 31	$93,762

Financial derivatives

The Company has entered into interest rate swap agreements (“IRS”) to convert floating interest on US dollar denominated debt to fixed interest rates. The interest rate swaps are measured at fair value and are included in Other assets on the consolidated balance sheets. The table below summarizes the details of the interest rate swaps in place as at March 31, 2025.

	Effective	Maturity	Notional Amount	Interest rates
	Date	Date	of US dollar debt	Floating	Fixed
2022 IRS A	July 15, 2022	May 27, 2027	$150,000	SOFR	2.8020%
2022 IRS B	December 21, 2022	May 27, 2027	$250,000	SOFR	3.5920%
2023 IRS A	April 28, 2023	May 27, 2027	$100,000	SOFR	3.7250%
2023 IRS B	December 5, 2023	May 27, 2027	$100,000	SOFR	4.0000%

2022 IRS A, 2022 IRS B, 2023 IRS A and 2023 IRS B (collectively the “Designated IRSs”) are being accounted for as cash flow hedges and are measured at fair value on the consolidated balance sheets. Gains or losses on the Designated IRSs, which are determined to be effective as hedges, are reported in accumulated other comprehensive income (“AOCI”). As at March 31, 2025, unrealized gain of $3,966 (December 31, 2024 - $7,455) on the Designated IRSs were included in AOCI.

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3.5% to 10.3%, with a weighted average of 7.0%). The wide range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $500. See note 4 for discussion on contingent acquisition consideration.

Changes in the fair value of the contingent consideration liability comprises the following:

2025
Balance, January 1	$36,695
Fair value adjustments (note 6)	598
Resolved and settled in cash	(3,906)
Other	1,009
Balance, March 31	$34,396

Less: current portion	$28,229
Non-current portion	$6,167

The carrying amounts for cash, restricted cash, accounts receivable, accounts payable, advisor loans, other receivables and accrued liabilities approximate their estimated fair values due to the short-term nature of these instruments, unless otherwise indicated. The carrying value of the Company’s Revolving Credit Facility and other short-term borrowings approximate their estimated fair value due to their short-term nature and variable interest rate terms.

The carrying amount and the estimated fair value of Senior Notes is presented in the table below. Interest rate yield curves, interest rate indices and market prices (Level 2 inputs within the fair value hierarchy) are used in determining the fair value of the Senior Notes.

	March 31, 2025		December 31, 2024
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Senior Notes	$510,434	$456,427	$495,519	$437,774

17.	Commitments and Contingencies

Claims and Litigation

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts accrued, will not have a material impact on the Company’s financial condition or the results of operations.

Contingencies associated with US government sponsored enterprises

Colliers Mortgage is a lender in the Fannie Mae DUS Program. Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 16, the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of March 31, 2025, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $5,601,000. (December 31, 2024 - $5,584,000) As at March 31, 2025, the loss reserve was $13,106 (December 31, 2024 - $13,556) and was included within Other liabilities on the consolidated balance sheets.

Pursuant to its licenses with Fannie Mae, Ginnie Mae and the Department of Housing and Urban Development, Colliers Mortgage is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that Colliers Mortgage fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate the Company’s servicing authority for all or some of the portfolio. As at March 31, 2025, Colliers Mortgage was in compliance with all such requirements.

18.	Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contract with customers by type of service and reporting segment as presented in the following table. Engineering revenue includes engineering, design and project management activities.

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Consolidated

Three months ended March 31,
2025
Leasing	$227,007	$-	$-	$-	$227,007
Capital Markets	149,152	-	-	-	149,152
Property management	129,249	-	-	-	129,249
Valuation and advisory	99,903	-	-	-	99,903
Engineering	-	377,874	-	-	377,874
IM - Advisory and other	-	-	119,157	-	119,157
IM - Performance fees	-	-	7,045	-	7,045
Other	31,661	-	-	122	31,783
Total Revenue	$636,972	$377,874	$126,202	$122	$1,141,170

2024
Leasing	$243,237	$-	$-	$-	$243,237
Capital Markets	138,598	-	-	-	138,598
Property management	132,684	-	-	-	132,684
Valuation and advisory	95,750	-	-	-	95,750
Engineering	-	238,061	-	-	238,061
IM - Advisory and other	-	-	119,521	-	119,521
IM - Performance fees	-	-	3,000	-	3,000
Other	31,006	-	-	123	31,129
Total Revenue	$641,275	$238,061	$122,521	$123	$1,001,980

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). During the three months ended March 31, 2025 - $8,815 of Capital Markets revenue (2024 - $4,449) and $11,474 of Other Revenue (2024 - $11,400) respectively, was excluded from the scope of ASC 606. Substantially all of these revenues were included within the Real Estate Services segment.

Contract balances

As at March 31, 2025, the Company had contract assets totaling $175,293 of which $150,400 was current ($156,802 as at December 31, 2024 - of which $134,402 was current). During the three months ended March 31, 2025, approximately 64% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 10).

As at March 31, 2025, the Company had contract liabilities (all current) totaling $68,360 ($63,459 as at December 31, 2024). $42,301 of the contract liability balance at the beginning of the year was recognized to revenue in the three months ended March 31, 2025 (2024 - $38,190).

Certain constrained revenues may arise from services that began in a prior reporting period. Consequently, a portion of the revenue the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of Leasing and Capital Markets revenue recognized in a prior period had previously been constrained and substantially all investment management incentive fees recognized in the year were previously constrained.

19.	Segmented information

REPORTING SEGMENTS

Colliers has identified three reportable operating segments: Real Estate Services, Engineering and Investment Management. Corporate represents unallocated costs of global administrative functions and the corporate head office. The groupings are based on the manner in which the segments are managed.

The Chief Operating Decision Maker (“CODM”) of the Company assesses each segment’s performance and makes decisions about the allocation of resources based on Adjusted EBITDA. As of March 31, 2025, the Chief Executive Officer is determined to be the Company’s CODM.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense.

Indirect operating costs includes the non-direct selling, general and administration expenses of the Company excluding stock-based compensation and restructuring costs. It also includes an adjustment to remove the impact of gains attributable to MSRs.

The CODM is not provided with total asset information by segment and does not consider total assets in determining the performance of the segments nor in determining resource allocation. Therefore, total asset by segment is not disclosed.

	Real Estate		Investment
	Services	Engineering	Management	Total
Three months ended March 31, 2025
Revenues	$636,972	$377,874	$126,202	$1,141,048
Cost of revenue	420,925	217,272	50,231	688,428
Indirect operating costs	177,609	136,578	23,968	338,155
Equity earnings from non-consolidated investments	641	-	3,093	3,734
Adjusted EBITDA	39,079	24,024	55,096	$118,199
Corporate
Revenue				122
Cost of revenue				62
Indirect operating costs				2,215
Unallocated Adjusted EBITDA				(2,155)
Deduct:
Depreciation and amortization				63,402
Acquisition related costs				9,381
Stock based compensation				6,652
Restructuring costs				5,310
Equity earnings from non-consolidated investments				3,734
Gains attributable to MSRs				(4,039)
Consolidated operating earnings				$31,604
Interest				22,548
Equity earnings from non-consolidated investments				(3,734)
Other income				(840)
Consolidated earnings before income tax				$13,630
Income tax expense				4,712
Consolidated net earnings				$8,918

Purchases of fixed assets	9,233	4,105	556	13,894

Consolidated revenue reconciliation:

Total segment revenue of $1,141,048 plus unallocated revenue of $122 equals consolidated revenue of $1,141,170

Reconciliation of purchases of fixed assets:

Total purchases of fixed assets of $13,894 plus unallocated purchases of $761 equals $14,654.

	Real Estate		Investment
	Services	Engineering	Management	Total
Three months ended March 31, 2024
Revenues	$641,275	$238,061	$122,521	$1,001,857
Cost of revenue	422,907	142,581	40,754	606,242
Indirect operating costs	174,372	82,420	28,920	285,712
Equity earnings from non-consolidated investments	433	-	3	436
Adjusted EBITDA	44,429	13,060	52,850	$110,339
Corporate
Revenue				123
Cost of revenue				3
Indirect operating costs				1,764
Unallocated Adjusted EBITDA				(1,644)
Deduct:
Depreciation and amortization				50,508
Acquisition related costs				1,940
Stock based compensation				6,688
Restructuring costs				7,111
Equity earnings from non-consolidated investments				436
Gains attributable to MSRs				(1,315)
Consolidated operating earnings				$43,327
Interest				19,872
Equity earnings from non-consolidated investments				(436)
Other income				(215)
Consolidated earnings before income tax				$24,106
Income tax expense				9,970
Consolidated net earnings				$14,136

Purchases of fixed assets	12,665	2,737	859	16,261

Consolidated revenue reconciliation:

Total segment revenue of $1,001,857 plus unallocated revenue of $123 equals consolidated revenue of $1,001,980.

Reconciliation of purchases of fixed assets:

Total purchases of fixed assets of $16,261 plus unallocated purchases of $612 equals $16,873.

GEOGRAPHIC INFORMATION

Revenues in each geographic region are reported by customer locations except for Investment Management where revenues are reported by the location of the fund management.

	Three months ended
	March 31
	2025	2024
United States
Revenues	$618,298	$580,506
Total long-lived assets	2,236,607	2,270,389

Canada
Revenues	$169,379	$101,540
Total long-lived assets	593,652	108,631

Euro currency countries
Revenues	$96,144	$81,911
Total long-lived assets	352,549	354,185

Australia
Revenues	$63,311	$51,617
Total long-lived assets	143,549	109,236

United Kingdom
Revenues	$65,050	$62,690
Total long-lived assets	494,291	517,545

Poland
Revenues	$29,042	$16,293
Total long-lived assets	10,670	3,344

China
Revenues	$15,227	$19,367
Total long-lived assets	10,319	7,192

India
Revenues	$16,949	$15,506
Total long-lived assets	48,212	48,201

Other
Revenues	$67,770	$72,550
Total long-lived assets	224,023	223,305

Consolidated
Revenues	$1,141,170	$1,001,980
Total long-lived assets	4,113,872	3,642,028

20.	Subsequent event

Acquisition

On April 15, 2025, the Company announced it had entered into an agreement to acquire Triovest Inc., a provider of asset management, property management and advisory services in Canada. It is expected that the acquisition will be accounted for using the acquisition method of accounting for business combinations. The transaction is expected to close in the second quarter of 2025, subject to applicable closing conditions and approvals, for an aggregate initial purchase price of approximately $37,000.

COLLIERS INTERNATIONAL GROUP INC.

Management's Discussion & Analysis

First Quarter | March 31, 2025

Accelerating success.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the three months ended March 31, 2025

(in US dollars)

May 9, 2025

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three months ended March 31, 2025, and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2024. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months ended March 31, 2025, and up to and including May 9, 2025.

Additional information about the Company can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This MD&A includes references to “internal revenue growth rate”, “Adjusted EBITDA”, “local currency revenue and Adjusted EBITDA growth rate”, “Adjusted EPS”, “assets under management (“AUM”)” and “fee paying assets under management (“FPAUM”)”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the three months ended March 31, 2025 were $1.14 billion, an increase of 14% versus the prior year quarter (16% in local currency) on strong year-over-year gains and internal growth in our Engineering segment. The GAAP diluted net loss per share was $0.08 as compared to diluted net earnings per share of $0.26 in the prior year quarter, attributable to increases in (i) acquisition-related amortization, (ii) acquisition-related expenses and (iii) non-controlling interest redemption increment in the current period. Adjusted earnings per share (see “Reconciliation of non-GAAP financial measures” below) were $0.87 relative to $0.77 in the prior year. The increase was primarily attributable to (i) higher revenues and (ii) a lower income tax rate. GAAP diluted net earnings per share and adjusted earnings per share for the three months ended March 31, 2025 were not significantly impacted by changes in foreign exchange rates.

In March 2025, the Company acquired a controlling interest in Ethos Urban Pty Ltd., a 160-person urban planning and design advisory firm in Australia.

In April 2025, the Company announced it had entered into an agreement to acquire Triovest Inc., a provider of asset management, property management and advisory services in Canada. The transaction is expected to close in June 2025.

In May 2025, the Company completed the acquisition of Terra Consulting Group, bolstering its engineering capabilities in the US communication industry.

In May 2025, the Company completed the acquisition of Higher Ground Consulting, a multidisciplinary engineering consulting services company in Canada.

Results of operations – three months ended March 31, 2025

For the three months ended March 31, 2025, revenues were $1.14 billion, up 14% relative to the prior year quarter (16% in local currency). Acquisitions contributed 12% to local currency revenue growth and internally generated revenues were up 4%.

The GAAP operating earnings for the first quarter were $31.6 million versus $43.3 million in the prior year quarter. The operating earnings margin was 2.8% as compared to 4.3% in the prior year quarter, primarily attributable to significantly higher intangible asset amortization expense related to recent acquisitions, partly offset by higher revenues from both internal growth and acquisitions. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) of $116.0 million was up 7% versus $108.7 million reported in the prior year quarter, on higher revenues and the favourable impact of acquisitions. The Adjusted EBITDA margin was 10.2% in the quarter relative to 10.8% in the prior year quarter with the decrease attributable to higher operating costs related to investments in recruiting as well as revenue mix.

Depreciation expense was $18.6 million relative to $15.4 million in the prior year quarter with the increase attributable to technology investments and the impact of recent business acquisitions.

Amortization expense was $44.8 million, versus $35.1 million recorded in the prior year quarter, primarily driven by recent Engineering acquisitions.

Net interest expense was $22.5 million, versus $19.9 million recorded in the prior year quarter. The average interest rate on debt during the period was 4.6%, relative to 4.8% in the prior year quarter.

Consolidated income tax expense for the quarter was $4.7 million, relative to $10.0 million in the prior year quarter. The current quarter’s effective tax rate of 34.6% versus 41.4% in the prior year quarter. The current and prior year quarter’s tax rates were impacted by valuation allowances on losses incurred in certain subsidiaries and permanent non-deductible expenses.

Net earnings for the quarter were $8.9 million versus $14.1 million in the prior year quarter.

Real Estate Services revenues totalled $637.0 million, down 1% (up 1% in local currency) versus the prior year quarter. Capital Markets revenues were up 8% (10% in local currency) with solid growth across all asset classes and geographies. Leasing revenues declined 7% (5% in local currency) against a strong prior year comparative, particularly in certain specialty asset classes, but are expected to return to growth in future quarters. Outsourcing revenues were up 1% (3% in local currency) on higher valuation and property management activity. Adjusted EBITDA was $39.1 million, down 12% (12% in local currency) in the seasonally slowest first quarter on continued elevated investments in recruiting in key markets globally as well as revenue mix.

Engineering revenues totalled $377.9 million, up 59% (61% in local currency) compared to the prior year quarter driven by the favourable impact of recent acquisitions and strong internal growth. Adjusted EBITDA was $24.0 million, up 84% (86% in local currency) over the prior year quarter.

Investment Management revenues were $126.2 million, up 3% (3% in local currency) relative to the prior year quarter. Revenues excluding pass-through performance fees were essentially flat, as expected. Adjusted EBITDA was $55.1 million, up 4% (4% in local currency) compared to the prior year quarter. AUM exceeded $100 billion for the first time in Company history, closing the quarter at $100.3 billion, up from $98.9 billion as of December 31, 2024. FPAUM as of March 31, 2025 was $50.2 billion, up slightly from $50.0 billion as of December 31, 2024.

Unallocated global corporate costs as reported in Adjusted EBITDA were $2.2 million relative to $1.6 million in the prior year quarter.

Summary of quarterly results

The following table sets forth our quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2025, 2024 and 2023
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2025
Revenues	$1,141,170
Operating earnings	31,604
Net earnings	8,918
Basic net earnings (loss) per common share	(0.08)
Diluted net earnings (loss) per common share	(0.08)

Year ended December 31, 2024
Revenues	$1,001,980	$1,139,368	$1,179,059	$1,501,617
Operating earnings	43,327	114,748	109,737	121,400
Net earnings	14,136	71,927	69,377	81,496
Basic net earnings per common share	0.26	0.73	0.74	1.49
Diluted net earnings per common share	0.26	0.73	0.73	1.47

Year ended December 31, 2023
Revenues	$965,903	$1,078,038	$1,056,032	$1,235,168
Operating earnings	22,144	75,262	70,899	132,630
Net earnings (loss)	(907)	35,001	29,376	81,221
Basic net earnings (loss) per common share	(0.47)	(0.15)	0.53	1.42
Diluted net earnings (loss) per common share	(0.47)	(0.16)	0.53	1.42

Other data [1]
Adjusted EBITDA - 2025	$116,044
Adjusted EBITDA - 2024	108,695	$155,624	$154,636	$225,290
Adjusted EBITDA - 2023	104,623	147,080	144,912	198,378
Adjusted EPS - 2025	0.87
Adjusted EPS - 2024	0.77	1.36	1.32	2.26
Adjusted EPS - 2023	0.86	1.31	1.19	2.00
[1] See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company historically generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Capital Markets operations comprised 16% of consolidated annual revenues for 2024. Variations can be caused by business acquisitions which alter the consolidated service mix.

Outlook for 2025

The Company’s outlook for 2025 remains unchanged, on the key assumptions that (i) global trade uncertainty will lessen in the second half of the year, and (ii) interest rate volatility will not increase for the balance of the year. On a consolidated basis, high single digit to low-teens percentage revenue growth and low-teens Adjusted EBITDA and Adjusted EPS growth are expected.

The financial outlook is based on the Company’s best available information as of the date of this MD&A, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include future acquisitions.

Liquidity and capital resources

Net cash used by operating activities for the three months ended March 31, 2025 was $84.5 million, versus $137.6 million in the prior year on (i) improved working capital management as well as (ii) strong growth in Engineering which has lower cash flow seasonality. We believe that cash from operations and other existing resources, including our $2.25 billion multi-currency Revolving Credit Facility (“Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the three months ended March 31, 2025, capital expenditures were $14.7 million (March 31, 2024 - $16.9 million). Capital expenditures for the year ending December 31, 2025 are expected to be between $100-$115 million and expected to be funded by cash on hand.

Net indebtedness is considered a supplementary financial measure and as of March 31, 2025 was $1.48 billion ($1.33 billion as of December 31, 2024). Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of March 31, 2025, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA, as defined in our debt agreements, was 2.2x (2.0x as of December 31, 2024), relative to a maximum of 3.5x permitted under our debt agreements. We were in compliance with the covenants contained in our debt agreements as of March 31, 2025 and, based on our outlook for 2025, we expect to remain in compliance with these covenants.

The Company’s Revolving Credit Facility is sustainability-linked and includes pricing adjustments tied to achievements of performance targets over time aligned with Colliers’ Elevate the Built Environment framework available on corporate.colliers.com. These targets include: (i) reducing greenhouse gas emissions consistent with the Science-Based Targets initiative (“SBTi”); (ii) increasing female representation in management roles and (iii) ensuring Colliers-occupied offices obtain the WELL Health-Safety certification. As of July 2024, the Company met a majority of its sustainability targets for 2023 and achieved a three-basis point reduction in the borrowing cost on the Revolving Credit Facility. As of March 31, 2025, the Company had $1.10 billion of unused credit under the Revolving Credit Facility.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

The Company’s accounts receivable facility (the “AR Facility”) (which includes selected US and Canadian trade accounts receivable) with two third-party financial institutions has committed availability of $200 million for a term extending to December 2025. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease to our borrowing costs. As of March 31, 2025, the Company’s AR Facility was fully drawn.

As of March 31, 2025, the Company holds three land assets in the US, infrastructure debt and equity securities as warehouse fund assets in relation to seeding new funds in its Investment Management segment. These assets are expected to be transferred to the respective funds during the year with a de minimus gain. The Company recorded the corresponding assets and liabilities on the consolidated balance sheet (see note 5 in our consolidated financial statements). We expect to enter into similar transactions from time to time in the future to facilitate the formation of new Investment Management funds.

The Company pays semi-annual dividends in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. On December 3, 2024, the Company’s Board of Directors declared a semi-annual dividend of $0.15 per share to shareholders of record on December 31, 2024, paid on January 14, 2025. Total common share dividends paid by the Company during the three months ended March 31, 2025 were $7.6 million (March 31, 2024 - $7.1 million).

During the three months ended March 31, 2025, the Company invested cash in acquisitions as follows: $9.5 million in acquisition of new businesses, $5.5 million in purchases of redeemable non-controlling interest and $4.5 million in contingent consideration payments. All acquisitions during the period were funded from borrowings on the Revolving Credit Facility and cash on hand (see note 4 in our consolidated financial statements). The Company expects to fund future acquisitions with borrowings on the Revolving Credit Facility and cash on hand.

Unless it contains an element of compensation, contingent consideration, in relation to acquisitions, is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2025 was $34.4 million (December 31, 2024 - $36.7 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at March 31, 2025 was $44.8 million (December 31, 2024 - $44.3 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the relevant contingency periods. As at March 31, 2025, the Company expects to make earnout payments in the range of $132.0 million to $340.5 million during the period extending to March 2029, relative to a contractual maximum of $340.5 million (December 31, 2024 - $345.3 million).

The following table summarizes our contractual obligations as at March 31, 2025:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,654,142	$5,522	$2,245	$1,362,215	$284,160
Mortgage warehouse credit facilities	81,226	81,226	-	-	-
Liabilities related to warehouse fund assets	105,328	83,539	21,789	-	-
Interest on long-term debt (1)	59,550	12,115	23,444	14,001	9,990
Finance lease obligations	12,682	3,843	6,944	1,895	-
Contingent acquisition consideration(2)	34,396	28,229	995	5,048	124
Operating leases obligations	669,181	115,151	181,338	135,808	236,884
Purchase commitments	51,787	27,622	13,442	3,232	7,491
Co-investment commitments	30,318	30,318	-	-	-
Total contractual obligations	$2,698,610	$387,565	$250,197	$1,522,199	$538,649
(1)	Figures do not include interest payments for borrowings under the Revolving Credit Facility. Assuming the Revolving Credit Facility is held until maturity, using current interest rate, we estimate that we will make $323.0 million of interest payments, $69.2 million of which will be made in the next 12 months.
(2)	Estimated fair value as at March 31, 2025.

As at March 31, 2025, we had commercial commitments totaling $18.7 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 25% to 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $959.0 million as of March 31, 2025 (December 31, 2024 - $958.6 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2025, the RNCI recorded on the balance sheet was $1.16 billion (December 31, 2024 - $1.15 billion). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified six critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from Leasing and Capital Markets brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees (including carried interest). Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have three reporting units, consistent with our three operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or forecasted committed capital and assets under management related to asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the consolidated balance sheet. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

6.	Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of March 31, 2025, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $5.6 billion. As at March 31, 2025, the loss reserve was $13.1 million (December 31, 2024 - $13.6 million) and was included within Other liabilities on the consolidated balance sheet.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to certain financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (vii) restructuring costs and (viii) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended
	March 31
(in thousands of US$)	2025	2024

Net earnings	$8,918	$14,136
Income tax	4,712	9,970
Other income, including equity earnings from non-consolidated investments	(4,574)	(651)
Interest expense, net	22,548	19,872
Operating earnings	31,604	43,327
Depreciation and amortization	63,402	50,508
Gains attributable to MSRs	(4,039)	(1,315)
Equity earnings from non-consolidated investments	3,734	436
Acquisition-related items	9,381	1,940
Restructuring costs	5,310	7,111
Stock-based compensation expense	6,652	6,688
Adjusted EBITDA	$116,044	$108,695

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
	March 31
(in thousands of US$)	2025	2024

Net earnings	$8,918	$14,136
Non-controlling interest share of earnings	(5,729)	(8,921)
Amortization of intangible assets	44,755	35,086
Gains attributable to MSRs	(4,039)	(1,315)
Acquisition-related items	9,381	1,940
Restructuring costs	5,310	7,111
Stock-based compensation expense	6,652	6,688
Income tax on adjustments	(13,482)	(11,127)
Non-controlling interest on adjustments	(7,626)	(6,130)
Adjusted net earnings	$44,140	$37,468

	Three months ended
	March 31
(in US$)	2025	2024

Diluted net earnings (loss) per common share	$(0.08)	$0.26
Non-controlling interest redemption increment	0.15	(0.15)
Amortization expense, net of tax	0.56	0.47
Gains attributable to MSRs, net of tax	(0.05)	(0.01)
Acquisition-related items	0.11	(0.02)
Restructuring costs, net of tax	0.08	0.11
Stock-based compensation expense, net of tax	0.10	0.11
Adjusted EPS	$0.87	$0.77

Diluted weighted average shares for Adjusted EPS (thousands)	50,978	48,845

We believe that the presentation of Adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Recently issued accounting guidance, not yet adopted

Improvements to Income Tax Disclosures

In December 2023, FASB issued ASU No. 2023-09 Improvements to Income Tax Disclosures. The amendments in this update encourage transparency in income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. The amendments are effective for annual periods beginning after December 15, 2024 with early adoption permitted and should be applied on a prospective basis, however, retrospective application is permitted. The Company is currently assessing the impacts of this ASU on its annual disclosures.

Reporting Comprehensive Income – Expense Disaggregation Disclosures

In November 2024, FASB issued ASU No. 2024-03 Expense Disaggregation Disclosures and in January 2025 FASB issued ASU No. 2025-01 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) Clarifying the Effective Date. The amendments in this Update aim to improve disclosures for commonly presented expense captions (such as cost of sales, selling, general and administrative expenses and research and development). The amendments are effective for annual periods beginning after December 15, 2026 with early adoption permitted that must be applied on a prospective basis, however, retrospective application is allowed. The Company is currently assessing the impacts of this ASU on its disclosures.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

In July and December 2022, the Company entered into interest rate swap agreements (the “2022 IRS”) to convert SOFR floating interest rates to fixed rates to hedge $150.0 million and $250.0 million of US dollar borrowings under the Revolving Credit Facility at fixed interest rates of 2.8020% and 3.5920%, respectively. In April 2023 and December 2023, the Company entered into a similar swap agreement (the “2023 IRS”) to hedge an additional $100.0 million and $100.0 million of US dollar borrowings under the Revolving Credit Facility at a fixed interest rate of 3.7250% and 4.000%, respectively. The 2022 IRS and 2023 IRS have a maturity of May 27, 2027. The swaps are measured at fair value on the consolidated balance sheet. Gains or losses on the 2022 IRS and 2023 IRS, which are determined to be effective as hedges, are reported in other comprehensive income.

Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

As at March 31, 2025, the Company had $2.1 million of loans receivable from shareholders of subsidiaries (December 31, 2024 - $2.1 million). The majority of the loans receivable represent amounts to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 6.0%. These loans are due on demand or mature on various dates up to 2030 but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 49,297,832 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 3,300,200 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On May 7, 2025, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from May 9, 2025 to May 8, 2026. The Company is entitled to repurchase up to 4,300,000 Subordinate Voting Shares on the open market pursuant to the NCIB.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at March 31, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at March 31, 2025.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at March 31, 2025, our internal control over financial reporting was effective.

During the three months ended March 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

There are no legal proceedings to which Colliers is a party to, or in respect of which, any of the property of Colliers is the subject of, which is or was material to Colliers during 2025, and Colliers is not aware of any such legal proceedings that are contemplated. In the normal course of operations, Colliers is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against Colliers includes disputes with former employees and commercial liability claims related to services provided by Colliers. Colliers believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to rising interest rates, commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
•	Political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.
•	Commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions.
•	The effect of significant movements in average capitalization rates across different property types.
•	A change in or loss of our relationship with US government agencies.
•	Defaults by borrowers on loans originated under the Fannie Mae DUS Program.
•	A reduction by clients in their reliance on outsourcing for their commercial real estate needs.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to fundraise in our Investment Management operations, or an increase in redemptions from our perpetual funds and separately managed accounts.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions, cyber attacks or security failures in our information technology systems, and our ability to recover from such incidents.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Changes in climate and environment-related policies that directly impact our businesses.
•	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.